# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CureVac N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares Euros 0.12 par value
Address of issuer's principal executive offices: Pierre-Emmanuel Perais Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001140361-20-018977
Filed by CIK 0000821533
Persons authorized to receive notices and communications: Pierre-Emmanuel Perais, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, 1 212 903 9046

## Reporting persons
- KfW (CIK 0000821533): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 29,871,441; shared voting power 112,841,355; sole dispositive power 29,871,441; shared dispositive power 112,841,355; aggregate amount beneficially owned 112,841,355 (50.1% of the class)
  Comment: * See Item 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW with the Securities and Exchange Commission (the "SEC") on August 24, 2020 (the "Schedule 13D").
  ** Based on the 29,871,441 common shares (the "Common Shares") of CureVac N.V. (the "Issuer") held by KfW and 82,969,914 Common Shares which are subject to the Shareholders' Agreement dated as of June 16, 2020, as entered into by and among KfW, dievini and Dietmar Hopp and as amended by Supplement to the Shareholders' Agreement dated as of August 14, 2020 and by Second Supplement to the Shareholders' Agreement dated as of January 13, 2022 (as amended from time to time, the "Shareholders' Agreement") and beneficially owned by Dievini Hopp BioTech holding GmbH & Co. KG ("dievini"), DH-LT-Investments GmbH ("DH-LT"), Zweite DH Verwaltungs GmbH ("Zweite"), 4H invest GmbH ("4H Invest"), Bohlini Invest GmbH ("Bohlini") and MH-LT Investments GmbH ("MH-LT") as set forth in (i) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No. 8) filed by dievini, DH-LT, DH-Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, Dietmar Hopp, Oliver Hopp, Daniel Hopp, DHFS II Holding GmbH & Co. KG and Zweite on June 16, 2025, (ii) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No.2) filed by MH-LT and Dr. Matthias Hothum on February 24, 2023, (iii) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No. 3) filed by Bohlini and Prof. Dr. Friedrich von Bohlen und Halbach on February 24, 2023, and (iv) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No.3) filed by 4H Invest and Dr. Christof Hettich on February 24, 2023.
  *** Based on 225,172,749 Common Shares outstanding as set forth in Exhibit 99.1 of the Press Release on Form 6-K filed by the Issuer with the SEC on June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares Euros 0.12 par value
Name of issuer: CureVac N.V.
Address of issuer's principal executive offices: Pierre-Emmanuel Perais Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104
Comment:
This Amendment No. 6 to the Schedule 13D (the "Amendment No. 6") amends and supplements the Schedule 13D, as amended by Amendment No. 1, dated as of January 29, 2021 (the "Amendment No. 1"), Amendment No. 2, dated as of October 15, 2021 (the "Amendment No. 2"), Amendment No. 3, dated as of January 13, 2022 (the "Amendment No. 3"), Amendment No. 4, dated as of February 10, 2023 (the "Amendment No. 4") and Amendment No. 5, dated as of February 24, 2023 (the "Amendment No. 5"). Except as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No.5 and this Amendment No.6, the Schedule 13D remains unchanged.

This amendment is being filed to reflect the entry into a Tender and Support Agreement dated July 31, 2025 (the "Tender and Support Agreement") by KfW with BioNTech SE, a European stock corporation (the "Buyer"), with respect to the Common Shares held by KfW.

## Item 4. Purpose of Transaction
Purpose of transaction:
KfW was mandated by the federal government of the Federal Republic of Germany pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschaft) to enter into the Tender and Support Agreement to facilitate the disposition of its Common Shares to the Buyer pursuant to the terms of a Purchase Agreement between the Buyer and the Issuer dated June 12, 2025 (the "Purchase Agreement") and the exchange offer described therein (the "Exchange Offer"). Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment.

The Purchase Agreement provides for, among other things (a) the Buyer to commence the Exchange Offer to acquire (subject to a minimum condition described in the Purchase Agreement) any and all of the outstanding ordinary shares, par value Euros 0.12 per share, of the Issuer for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement and (b) following the consummation of the Exchange Offer, a post-offer reorganization of the Issuer.

The Tender and Support Agreement requires KfW to, among other things (i) tender all of its Common Shares into the Exchange Offer, subject to the transfer restrictions set forth in the Shareholders Agreement described in Item 6 being lifted; (ii) vote in favor of the proposals set forth in Section 2.04 of the Purchase Agreement and any proposal to facilitate the Exchange Offer submitted by the Issuer for approval by the Issuer's shareholders and recommended by its management and supervisory boards, and against any proposal, action or agreement for an Alternative Acquisition Proposal (as defined in the Purchase Agreement) or having certain adverse effects on the Exchange Offer or post offer reorganization, in each case subject to the voting restrictions in the Shareholders Agreement being lifted; (iii) agree to certain other restrictions on its ability to take actions with respect to the Issuer and the Common Shares; and (iv) waive it right of first refusal under the Shareholders' Agreement in connection with the Exchange Offer and agree to, subject to and with effect as of Closing (as defined in the Purchase Agreement) and subject to certain conditions under the Tender and Support Agreement, terminate the Shareholders' Agreement, the relationship agreement dated July 17, 2020 among the Issuer, KfW and dievini (the "Relationship Agreement"), and - with effect for itself - the investment and shareholders' agreement dated July 17, 2020 between the Issuer and its pre-IPO shareholders. KfW intends to provide in the termination agreements of the Shareholders' Agreement and the Relationship Agreement that, in the event of any inconsistency between the Shareholders' Agreement, respectively the Relationship Agreement, and the Tender and Support Agreement, the Tender and Support Agreement shall prevail for so long as the Shareholders' Agreement, respectively the Relationship Agreement, has not been terminated.

The foregoing descriptions of the Purchase Agreement and the Tender and Support Agreement, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Purchase Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed with the SEC on June 16, 2025. A copy of the form of Tender and Support Agreement, is included as Exhibit 2 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Shareholders' Agreement

In connection with the investment made in the Issuer by KfW, the Reporting Person, dievini and Dietmar Hopp entered into the Shareholders' Agreement agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions, to which DH-LT, MH-LT, Zweite, 4H-Invest and Bohlini acceded in connection with private placement and private transfers permitted in accordance with the Second Supplement (described further below). In particular, the parties agreed to vote a specified number of their shares as directed by the Reporting Person on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders' Agreement, Dietmar Hopp had agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp has effected this purchase through DH-LT-Investments GmbH.

The Shareholders' Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of the Reporting Person and dievini. On February 23, 2023, KfW provided a written notice to the other parties of the Shareholders' Agreement exercising such extension right and the term of the Shareholders' Agreement has been extended to December 31, 2024. The Shareholders' Agreement may be terminated after December 31, 2024, by either party subject to six months' notice prior the end of the applicable calendar year. In addition, the Shareholders' Agreement shall automatically terminate if the Reporting Person sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

On January 13, 2022, the parties to the Shareholders' Agreement entered into that certain Second Supplement to the Shareholders' Agreement (the "Second Supplement"), whereby certain transfer restrictions and rights of first refusal relating to the parties' interests in the Issuer, among others, were amended. Among other things, the Second Supplement:
- Provides that, out of the Shares held of record by dievini and DH-LT Investments GmbH at the time of the entry into the Shareholders' Agreement, 49,897,938 Shares are Restricted Shares (the "Restricted Shares") and 29,877,279 Shares are Non-restricted dievini Shares (the "Unrestricted dievini Shares");
- Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments GmbH may dispose of during the period starting from August 15, 2021 and ending on August 14, 2022 (the "Extended Lock-Up Period") from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the "Cap") and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholder Agreement;
- Provides that any disposals by dievini after the Extended Lock-Up Period (but in case of Unrestricted dievini Shares only in excess of the Cap) are subject to a right of first refusal in favor of KfW;
- Allows dievini and the dievini Shareholders to transfer Common Shares to a wider group of people and entities which is now defined as (1) dievini's affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the "dievini Shareholders") and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Common Shares agree to be bound by the Shareholders' Agreement and that certain other conditions are satisfied;
- Eliminates dievini's right of first refusal with respect to any transfer of Common Shares by KfW; and
- Provides that the Shareholders' Agreement shall automatically terminate if the Reporting Person disposes of a number of Common Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of EUR 300,000,000 to a third party.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Purchase Agreement (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on June 16, 2025.)
2 Tender and Support Agreement
3 Shareholders' Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)
4 Investment and Shareholders' Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.'s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)
5 Relationship Agreement dated as of July 17, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.'s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)
6 Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.'s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)
7 Supplement to the Shareholders' Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)
8 Second Supplement to the Shareholders' Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 6 of the Statement of Beneficial Ownership on Schedule 13D (Amendment No. 3) filed by KfW on January 13, 2022.)

## Signatures
- KfW: /s/ Uwe Harms, Uwe Harms / Authorised Officer (Prokurist) (08/01/2025)
Comment: ANNEX A
The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of July 31, 2025.
EXECUTIVE BOARD
Name Principal Occupation or Employment Business Address Citizenship
Stefan Wintels CEO of KfW (1) Germany
Christiane Laibach Member of the Executive Board of KfW (1) Germany
Melanie Kehr Member of the Executive Board of KfW (1) Germany
Bernd Loewen Member of the Executive Board of KfW (1) Germany
Dr Stefan Peiss Member of the Executive Board of KfW (1) Germany

(1) Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany